DeHeng Chen, LLC
ATTORNEYS-AT-LAW
225 BROADWAY, SUITE 1910, NEW YORK, NY 10007
Tel:  (212)608-6500 • Fax:  (212)608-9050
E-mail: information@dcclaw.com

Sender’s e-mail: xchen@dcclaw.com

September 11, 2009

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Elite Information Co., Ltd. (the “Company”)
Form 10-KSB for the Fiscal Year Ended November 30, 2008
Filed March 13, 2009
File No. 0-25591

Dear Mr. Allegretto:

On behalf of the Company, we are responding to your letter dated September 1, 2009 (the "Comment Letter") addressed to Mr. Li Kin Shing, the President and CEO of the Company, with respect to the above referenced filing.  Set forth below is the point raised in the Comment Letter and the response of the Company to the Comment Letter.

Form 10-KSB for Fiscal Year Ended November 30, 2008

Item 7. Financial Statements, page 9

Report of Independent Registered Public Accounting Firm, page F-1

1.
Your audit report does not comply with Rule 2-05 of Regulation S-X because the auditor indicates reliance on the audit report issued by a predecessor auditor and the reissued report of the predecessor auditor has not been filed.  Accordingly, you need to amend your filing to provide an audit report that conforms to the requirements of Article 2 of Regulation S-X.  Since the Public Company Accounting Oversight Board (PCAOB) revoked the registration of Clancy and Co., P.L.L.C. on March 31, 2009, you may not include its audit report in the amended filing and you will need to have a firm that is registered with the PCAOB re-audit all periods presented.  To the extent the new firm indicates reliance on audit reports issued by predecessor auditors, please include the reissued reports of those auditors as required by Rule 2-05 of Regulation S-X.  If it is impracticable to obtain and file the predecessor auditor reports in the amended Form 10-KSB, please revise your financial statements to label any cumulative columns and related information required under paragraph 11 of SFAS 7 as unaudited.  In addition, the audit report in the amended Form 10-KSB should not include references to the cumulative data or it should explain that such cumulative information has not been audited and is not covered by the report.

Mr. James Allegretto
September 11, 2009

Response:  The Company’s current auditor, Lynda R. Keeton CPA, LLC, will re-audit all periods presented in the Company’s Form 10-KSB for the Fiscal Year Ended November 30, 2008 (the “2008 Form 10-KSB”).  The Company’s current auditor is registered with the Public Company Accounting Oversight Board.  The Company expects to file the amended 2008 Form 10-KSB with the Commission on or before September 30, 2009.

We have attached to this letter a written statement from the Company with the acknowledgements requested by the Comment Letter.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.

Sincerely,

/s/ Xiaomin Chen, Esq.

Xiaomin Chen, Esq.

cc:  Li Kin Shing

CHINA ELITE INFORMATION CO., LTD.
c/o DeHeng Chen, LLC
225 Broadway, Suite 1910
New York, NY 10007

September 11, 2009

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Meadows:

In regard to the annual report on Form 10-KSB of China Elite Information Co., Ltd. (the “Company”) filed on March 13, 2009, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CHINA ELITE INFORMATION CO., LTD.

By:	/s/Li Kin Shing
Li Kin Shing
Chief Executive Officer